FINANCIAL STATEMENTS

NINE MONTHS ENDED JUNE 30, 2006

(Expressed in Canadian Dollars)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30	September 30
	2006	2005
	(unaudited)
Assets

Current assets
Cash and equivalents	$37,867,129	$21,728,789
Accounts receivable	16,319,598	6,746,378
Advances to related parties (note 4)	245,406	–
Concentrate inventory	2,417,200	16,284,800
Supplies inventory	5,635,649	4,589,431
Prepaid expenses	1,110,265	1,914,214
Current portion of future income taxes	3,669,000	4,479,000
Current portion of promissory note	1,386,661	2,637,499
	68,650,908	58,380,111
Restricted cash (note 6)	7,475,000	5,000,000
Mineral properties, plant and equipment	31,268,629	9,916,992
Assets under capital leases	–	20,794,000
Reclamation deposits	18,875,977	18,281,420
Promissory note	70,689,709	69,680,355
Future income taxes	6,153,000	8,944,000
	$203,113,223	$190,996,878

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$13,681,290	$12,580,463
Advances from related parties (note 4)	–	105,067
Current portion of vehicle loans	29,691	214,715
Current portion of capital lease obligation	–	2,092,334
Current portion of deferred revenue	175,000	14,748,000
Current portion of royalty obligation	1,386,661	2,637,499
Income taxes	24,057,000	19,645,000
	39,329,642	52,023,078
Vehicle loans	–	181,901
Capital lease obligation	–	12,984,805
Royalty obligation	65,041,516	66,153,298
Deferred revenue	1,268,750	1,400,000
Convertible debenture (note 3(c))	12,716,293	11,830,241
Site closure and reclamation costs	18,561,130	17,314,000
	136,917,331	161,887,323

Shareholders' equity
Share capital (note 3)	181,600,948	160,829,442
Convertible debenture – conversion right (note 3(c))	9,822,462	9,822,462
Tracking preferred shares	26,641,948	26,641,948
Contributed surplus	7,785,861	5,334,614
Deficit	(159,655,327)	(173,518,911)
	66,195,892	29,109,555
Contingency (note 5)
Subsequent event (note 7)
	$203,113,223	$190,996,878

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors
/s/ Russell E. Hallbauer	/s/ Jeffrey R. Mason
Russell E. Hallbauer	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30		Nine months ended June 30
	2006	2005	2006	2005
		(restated -		(restated -
		note 2)		note 2)

Revenue
Copper	$54,764,162	$22,141,140	$122,144,846	$47,570,336
Molybdenum	5,157,380	9,379,166	16,558,648	12,368,969
	59,921,542	31,520,306	138,703,494	59,939,305
Cost of sales	(31,866,224)	(13,262,656)	(80,486,442)	(36,898,007)
Treatment and transportation	(8,973,018)	(5,300,114)	(21,892,900)	(9,147,817)
Amortization	(811,932)	(710,398)	(2,513,656)	(1,877,750)
Operating profit	18,270,368	12,247,138	33,810,496	12,015,731

Expenses (income)
Accretion of reclamation obligation	433,000	393,500	1,299,000	1,180,500
Exploration	2,957,745	6,634	3,698,214	50,375
Foreign exchange	322,914	194,365	(156,902)	(290,195)
Loss on sale of equipment	–	–	–	2,160,992
General and administration	2,456,440	482,639	4,958,322	1,615,838
Interest and other income	(1,579,117)	(1,552,559)	(4,751,751)	(9,223,265)
Interest expense	2,310,971	932,688	4,435,782	2,586,933
Restart project	–	–	–	6,346,650
Stock-based compensation	1,685,331	170,310	2,451,247	727,556
	8,587,284	627,577	11,933,912	5,155,384

Earnings before income taxes	9,683,084	11,619,561	21,876,584	6,860,347
Income tax expense	(2,000)	–	(4,412,000)	–
Future income tax recovery	(5,601,000)	–	(3,601,000)	–
Earnings for the period	$4,080,084	$11,619,561	$13,863,584	$6,860,347

Earnings per share
Earnings per common share - basic	$0.04	$0.11	$0.13	$0.07
Earnings per common share - diluted	$0.03	$0.10	$0.12	$0.06

Weighted average number of common shares outstanding
Basic	115,046,751	103,137,700	110,402,713	98,890,529
Diluted	126,851,578	112,996,073	119,581,527	110,076,845

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30		Nine months ended June 30
	2006	2005	2006	2005
Deficit, beginning of period	$(163,735,411)	$(201,567,898)	$(173,518,911)	$(196,808,684)
Earnings for the period	4,080,084	11,619,561	13,863,584	6,860,347
Deficit, end of period	$(159,655,327)	$(189,948,337)	$(159,655,327)	$(189,948,337)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three months ended June 30		Nine months ended June 30
	2006	2005	2006	2005
		(restated -		(restated -
		note 2)		note 2)

Operating activities
Earnings for the period	$4,080,084	$11,619,561	$13,863,584	$6,860,347
Items not involving cash
Loss on sale of equipment	–	–	–	2,160,992
Amortization	811,932	710,240	2,513,656	1,877,750
Accretion of reclamation obligation	433,000	393,500	1,299,000	1,180,500
Stock-based compensation	1,685,331	170,310	2,451,247	727,556
Future income taxes	5,601,000	–	3,601,000	–
Changes in non-cash operating working capital
Accounts receivable	(3,901,047)	(2,991,338)	(9,573,220)	(4,989,198)
Inventories	9,052,448	(7,740,771)	12,821,382	(19,369,166)
Prepaids	(265,043)	(200,729)	803,949	(1,336,136)
Accrued interest income on promissory note	(1,062,293)	(1,049,973)	(3,221,037)	(3,119,751)
Accounts payable and accrued liabilities	4,739,206	(323,143)	1,100,827	(4,585,916)
Deferred revenue	(8,716,219)	10,108,054	(14,704,250)	10,020,554
Accrued interest expense on royalty obligation	360,985	371,803	1,099,901	1,113,661
Income taxes	2,000	–	4,412,000	–
Cash provided by (used for) operating activities	12,821,384	11,067,514	16,468,039	(9,458,807)

Investing activities
Purchase of property, plant and equipment	(2,260,028)	(1,372,995)	(3,071,293)	(7,342,833)
Proceeds received on sale of property, plant and equipment	–	–	–	22,461,945
Restricted cash	(2,475,000)	–	(2,475,000)	(5,000,000)
Accrued interest income on reclamation deposits	(164,039)	(392,595)	(594,557)	(581,025)
Reclamation expenditures	(51,870)	–	(51,870)	–
Cash provided by (used for) investing activities	(4,950,937)	(1,765,590)	(6,192,720)	9,538,087

Financing activities
Principal repayments under capital lease obligation	(14,108,445)	(308,436)	(15,077,139)	(6,037,949)
Bank operating loan	–	(1,432,719)	–	(1,857,740)
Vehicle loans	(22,249)	(51,413)	(366,925)	448,657
Advances from related parties	(642,651)	(35,133)	(350,473)	267,468
Common shares issued for cash, net of issue costs	12,848,060	345,495	20,771,506	9,473,863
Accrued interest expense on convertible debenture	295,351	268,501	886,052	805,503
Cash provided by (used for) financing activities	(1,629,934)	(1,213,705)	5,863,021	3,099,802

Increase in cash and equivalents	6,240,513	8,088,219	16,138,340	3,179,082
Cash and equivalents, beginning of period	31,626,616	9,983,810	21,728,789	14,892,947
Cash and equivalents, end of period	$37,867,129	$18,072,029	$37,867,129	$18,072,029

Supplementary cash flow disclosures

Cash paid for:
Interest	$542,422	$84,385	$1,337,615	$174,020
Taxes	$685,541	$–	$685,541	$554

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars)

1.	Basis of presentation and principles of consolidation

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except for the change described in note 2. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements, which are available at www.sedar.com

Operating results for the three and nine month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 2006.

2.	Change in accounting policy

Effective October 1, 2005 the Company adopted certain new provisions of the Canadian Institute of Chartered Accountants Handbook Section 3860, Financial Instruments – Disclosure and Presentation, which came into effect on that date. The standard requires that convertible debentures which may be settled in cash, or by common shares of the Company at the Company's discretion, be presented as a liability. This change has been applied retroactively. The accretion charges that were previously recorded through deficit have been eliminated and are now included as interest expense. For the year ended September 30, 2005, this amounted to $1,075,478 (2004 – $977,705). For the nine months ending June 30, 2006 it amounted to $886,052. This change had no effect on earnings per share.

3.	Share capital

(a)	Authorized

Authorized share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars)

(b)	Issued and outstanding

	Number
Common shares	of shares	Amount
Balance, September 30, 2005	103,457,316	$160,829,442
Issued during the period
Share purchase options at $0.55 per share	1,140,000	627,000
Share purchase options at $1.15 per share	391,833	450,608
Share purchase options at $1.29 per share	60,000	77,400
Share purchase options at $1.36 per share	1,270,000	1,727,200
Share purchase options at $1.40 per share	1,930,500	2,702,700
Share purchase options at $1.50 per share	10,000	15,000
Share purchase warrants at $0.40 per share	375,000	150,000
Share purchase warrants at $0.75 per share	3,913,332	2,934,999
Share purchase warrants at $1.40 per share	5,100,000	7,140,000
Share purchase warrants at $1.66 per share	2,979,879	4,946,599
Balance, June 30, 2006	120,627,860	$181,600,948

(c)	Convertible debenture and conversion right

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17 million interest-free debenture to Boliden Westmin (Canada) Limited (“BWCL”), which is due on July 21, 2009, but is convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter ($4.64 per share as at June 30, 2006; $4.89 per share as at July 19, 2006). BWCL’s purchase of the convertible debenture was receivable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert, in part or in whole from time to time, the debenture into fully paid common shares of the Company from year one to year ten, but has not requested any conversions to date.

From the commencement of the sixth year to the tenth year, the Company (which is currently in the seventh year of this debenture term) has the right to automatically convert the debenture into common shares at the then-prevailing market price. Commencing October 1, 2005, as a result of a new accounting standard which the Company adopted on that date, the estimated present value of the convertible debenture is presented as a long term liability (note 2) while the conversion right attributable to the debenture is presented in shareholders' equity.

Accounting standards in Canada for compound financial instruments require the Company to allocate the proceeds received from the convertible debenture between (i) the estimated fair value of the option to convert the debenture into common shares and (ii) the estimated fair value of the future cash outflows related to the debenture. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the convertible debenture, calculated using a risk-adjusted discount rate of 10%, from the face value of the principal of the convertible debenture. The residual carrying value of the convertible debenture is accreted to the face value of the convertible debenture over the life of the debenture by a charge to earnings. The continuity of the convertible debenture is as follows:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars)

	Nine months ended	Year ended
	June 30	September 30
	2006	2005
Estimated present value of convertible debenture
Beginning of period	$11,830,241	$10,754,763
Accretion for the period	886,052	1,075,478
End of period	12,716,293	11,830,241
Conversion right	9,822,462	9,822,462
Convertible debenture and conversion right	$22,538,755	$21,652,703

	June 30	September 30
	2006	2005
Summary of the convertible debenture terms
Principal amount of convertible debenture	$17,000,000	$17,000,000
Price per common share of the unexercised conversion right	$4.64	$4.64
Number of common shares potentially issuable under
unexercised conversion right	3,663,793	3,663,793

4.	Related party transactions and advances

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	Nine months ended	Year ended
	June 30	September 30
Transactions	2006	2005
Hunter Dickinson Inc.
Services rendered to the Company and its subsidiaries
and reimbursement of third party expenses	$2,045,989	$1,222,603
Hunter Dickinson Group Inc.
Consulting services rendered to the Company	$–	$12,800

	June 30	September 30
Advances to (from)	2006	2005
Hunter Dickinson Inc.	$245,406	$(105,067)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars)

5.	Contingency

Glencore Ltd. ("Glencore") purchases the whole of the copper concentrates produced by the Gibraltar mine pursuant to the terms of a written contract (the "Contract"). Gibraltar Mines Ltd. ("Gibraltar"), which is a wholly owned subsidiary of the Company, and Glencore have a dispute concerning the interpretation of the Contract. Glencore asserts that the Contract provides that the price to be paid for the concentrates should be reduced by a deduction referred to as "price participation". Gibraltar asserts that the Contract does not provide for any such deduction. To June 30, 2006, Glencore has withheld approximately US$8.5 million from invoices rendered by Gibraltar and is claiming repayment of a further US$0.5 million, on the basis of its interpretation of the Contract. All amounts withheld and claimed have been reflected as treatment and transportation costs in the related period on the statement of operations. Of these amounts, US$3.4 million was withheld during the quarter ended June 30, 2006.

The dispute is pending the ruling of an arbitration hearing held in London, England, in June 2006. If Gibraltar is successful in the arbitration, then Gibraltar should immediately receive the full amount that has been withheld by Glencore.

6.	Restricted Cash

In May 2006, the Company issued a standby letter of credit collateralized by cash in the amount of $2.475 million to Teck Cominco Metals Ltd. (“Teck”) to cover the full value of obligations under a “Logistical and Advisory Services Agreement”. Under the agreement, the Company is required to maintain a minimum of 2,000 dry metric tons of concentrates in Teck’s storage facility as security for minimum tonnage obligations.

Amount
Balance, September 30, 2005	$5,000,000
Issued during the period
Letter of credit - expiring July 31, 2006	2,475,000
Balance, June 30, 2006	$7,475,000

7.	Subsequent event

a.

In July 2006, the Company effected a notice of voluntary withdrawal from the joint venture established with Ledcor CMI Ltd. by agreement made in September 2004. Under this notice, effective November 2006, the Company will assume responsibility as operator of the Gibraltar mine and will pay to Ledcor a termination fee of $3.5 million.

b.

In August 2006, the Company agreed to offer up to US$30 million in principal amount of five year convertible bonds (“Bonds”) to accredited institutional investors. The Bonds will be convertible into the Company’s listed common (ordinary) shares at a conversion price to be set at a premium to the prevailing market price of the shares at the time of completion of the offering. The Bonds will constitute direct, unsubordinated, unsecured, interest bearing obligations of the Company.